UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 5)

Human Genome Sciences, Inc.

(Name of Subject Company)

H. Acquisition Corp.

(Offeror)

GlaxoSmithKline plc

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

444903108

(Cusip Number of Class of Securities)

Edgar B. Cale, Esq.

GlaxoSmithKline

2301 Renaissance Boulevard

P.O. Box 61540

King of Prussia, Pennsylvania 19406-2772

610-787-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Victor I. Lewkow, Esq. Benet O’Reilly, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 212-225-2000	Adam O. Emmerich, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 212-403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,960,272,380.00	$339,247.21

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of: (1) 199,070,934 shares of common stock of Human Genome Sciences, Inc. (“HGS”) issued and outstanding as of March 31, 2012 as set forth in HGS’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on April 25, 2012; (2) 17,017,555 shares of common stock of HGS subject to issuance pursuant to options exerciseable as of December 31, 2012 as set forth in HGS’s Annual Report on Form 10-K filed with the SEC on February 28, 2012; and (3) 11,624,771 shares of common stock of HGS subject to issuance upon conversion of HGS’s Convertible Subordinated Notes due 2012 as set forth in HGS’s Quarterly Report on Form 10-Q filed with the SEC on April 25, 2012.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by ..00011460.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$339,247.21	Filing Party:	GlaxoSmithKline plc, H. Acquisition Corp.

Form or Registration No.:	Schedule TO	Date Filed:	May 10, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 10, 2012 (together with any amendments and supplements thereto, the “Schedule TO”) by GlaxoSmithKline plc (“GSK”), a public limited company organized under the laws of England and Wales, and H. Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of GSK. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the “Shares”), of Human Genome Sciences, Inc., a Delaware corporation (“HGS”), at $13.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 5 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Item 5.

“The Offer – Section 11 – Background of the Offer; Other Transactions with HGS – Background of the Offer” is amended by inserting after the last paragraph thereof the following:

“On June 14, 2012, HGS’s financial advisors sent a letter to Mr. Redfern again inviting GSK to participate in HGS’s ongoing strategic alternatives review process. The full text of the June 14 letter is set forth below.

June 14, 2012

Mr. David S. Redfern

Chief Strategy Officer

GlaxoSmithKline

980 Great West Road

Brentford, Middlesex

TW89GS UK

Dear Mr. Redfern,

In connection with the previously announced and ongoing strategic alternative review process for Human Genome Sciences, Inc. (“HGS” or the “Company”), on behalf of HGS, Goldman, Sachs & Co. (“Goldman Sachs”) and Credit Suisse Securities (USA) LLC (“Credit Suisse”) wish to inform you that the Company has established a calendar and bidding procedures for the final phase of the process and invite you to submit a written, binding fully financed definitive proposal (the “Proposal”) for the acquisition of 100% of the issued and outstanding shares of common stock of the Company.

To enable HGS to evaluate all Proposals on a comparable basis, each Proposal should comply with the terms and conditions outlined in this letter. Representatives of Goldman Sachs and Credit Suisse will be available to consult with you prior to the submission of your Proposal to clarify information and procedures. Prospective purchasers will each receive a proposed form of a definitive agreement and plan of merger specifying the terms upon which HGS intends to enter into a transaction. The Company requests that a mark-up of the agreement and plan of merger be provided by no later than July 9, 2012 at 12:00 noon EDT. The Proposal should be sent in writing no later than July 16, 2012 at 12:00 noon EDT and must contain, at a minimum, the following information:

Submission of Proposal

1.	Purchase Price and Consideration

Your Proposal should specify the exact amount, expressed in U.S. dollars, that you are offering per share to acquire 100% of the fully diluted common stock of the Company. The Proposal also should specify the form of consideration, including any form of contingent consideration which may be tied to future events. Please note HGS’ principal objective is to maximize shareholder value, that the Company has a preference for cash consideration and that the Company’s Board of Directors has previously rejected $13 per share as inadequate.

2.	Financing

Your Proposal should specify the sources and uses of funds that you contemplate in order to complete a Transaction. If prospective financing is being obtained from third-party sources, you must (a) specify details of such financing, including preliminary term sheets and points of contact for each financing source, and (b) indicate the process and timing required to secure such financing, as well as any material conditions related to such financing and the present status of any discussions.

3.	Conditions and Authority

Your Proposal should include a statement as to any material external conditions or approvals (legal, regulatory, or otherwise) that are required to complete a Transaction. Your Proposal should also specify any internal approvals that have been obtained prior to submitting the Proposal, as well as any additional internal approvals that will be required prior to executing a definitive agreement or closing the Transaction. Please specify the timeframe necessary for meeting all conditions and obtaining all approvals.

Goldman Sachs and Credit Suisse, on behalf of the Company, will review all submissions and will consider such factors as the proposed purchase price, the party’s financial capability and ability to consummate a transaction in a manner that best satisfies HGS and its shareholders’ objectives and such other factors as are deemed relevant. It is the Company’s current intention to evaluate all Proposals promptly upon receipt and, if it determines to do so in its sole discretion, quickly execute a definitive agreement for a transaction.

Other Information

The Company reserves the right to enter into negotiations with any interested party or parties at any time or to otherwise modify or terminate this process at any time. Neither the Company nor Goldman Sachs and Credit Suisse will be obligated to state any reason for declining consideration, at any time, of any party. The Company is free to conduct a process for any transaction as it, in its sole discretion, shall determine (including changing or terminating any such process, providing any information to any other person, negotiating with any other person or entering into a definitive agreement with any other person with respect to any transaction, in each case, at any time and without notice to you or any other person) and is free in its sole discretion to at any time accept or reject any proposal relating to HGS for any reason or no reason without notice to you or any other person.

Each party must bear all costs of its own investigation and evaluation of the Company, including the fees and disbursements of counsel, consultants and advisors.

You should make an independent assessment of the merits of pursuing a transaction. No information nor any statement of the Company, Goldman Sachs or Credit Suisse shall constitute a representation or warranty of any party; only those representations or warranties set forth in a definitive agreement executed and delivered by the Company shall have any effect. This letter does not constitute an offer to sell the Company. An offer to acquire the Company will be deemed accepted by the Company only when a definitive acquisition agreement has been executed and delivered by the parties thereto.

Prospective purchasers should not contact employees, partners or customers of HGS. Goldman Sachs and Credit Suisse remain the sole points of contact and are available to discuss matters relating to these procedures or to respond to your supplementary information requests. Please direct all inquiries to Lorence Kim of Goldman Sachs at (212) 902-5898, Peter van der Goes of Goldman Sachs at (212) 902-1943, Charlie Newton of Credit Suisse at (415) 249-2003 or Vincent Lozada of Credit Suisse at (415) 249-2040.

Again, thank you for your interest in Human Genome Sciences.

Sincerely,

GOLDMAN, SACHS & CO.

CREDIT SUISSE SECURITIES (USA) LLC

On June 15, 2012, Mr. Redfern sent a letter to HGS stating that GSK does not believe that participation in HGS’s strategic alternatives review process is necessary. The full text of the June 15 letter is set forth below.

15 June 2012

For the attention of	Tim Ingrassia Managing Director Goldman Sachs

Scott Lindsay Vice Chairman Credit Suisse

Dear Sirs,

I am writing to you following receipt of the renewed invitation to participate in HGS’s strategic alternatives review process and note the newly announced date of July 16th for submission of definitive acquisition proposals.

As we have said many times, we value our long relationship with HGS and our clear preference has always been to complete a transaction on a friendly basis in a timely fashion. We continue to believe now is the appropriate time in the evolution of our relationship to combine and that the strategic and financial logic of our combination is clear and in the interests of our respective shareholders.

We also continue to believe that participation in the process is unnecessary given our offer is not conditioned on due diligence or financing and can be completed expeditiously. GSK’s offer of US$13.00 per share in cash takes into account the value of Benlysta, darapladib, albiglutide, HGS’s operating and financial assets, as well as the synergies in a business combination.

Consequently, we respectfully decline the invitation to participate and intend to progress with our tender offer direct to HGS shareholders. In the meantime, we remain willing to meet and review our offer directly with you at any time.

Yours faithfully,

David Redfern

Chief Strategy Officer”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(a)(5)(G)	Text of press release issued by GSK on June 15, 2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2012

GLAXOSMITHKLINE PLC

By:	/s/ Victoria Whyte
	Name:	Victoria Whyte
	Title:	Company Secretary

H. ACQUISITION CORP.

By:	/s/ Chester Koczynski
	Name:	Chester Koczynski
	Title:	President

EXHIBIT INDEX

Index No.

(a)(1)(A)	Offer to Purchase dated May 10, 2012. †

(a)(1)(B)	Form of Letter of Transmittal. †

(a)(1)(C)	Form of Notice of Guaranteed Delivery. †

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. †

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. †

(a)(1)(F)	Form of summary advertisement dated May 10, 2012. †

(a)(5)(A)	Text of press release issued by GSK, dated May 9, 2012. (1)

(a)(5)(B)	Text of press release issued by GSK, dated May 10, 2012. †

(a)(5)(C)	Text of press release issued by GSK, dated May 17, 2012. †

(a)(5)(D)	Text of press release issued by GSK, dated May 23, 2012. †

(a)(5)(E)	Text of press release issued by GSK, dated June 1, 2012. †

(a)(5)(F)	Text of press release issued by GSK, dated June 8, 2012. †

(a)(5)(G)	Text of press release issued by GSK, dated June 15, 2012.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

†	Previously filed

(1)	Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by GlaxoSmithKline plc on May 9, 2012.

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